EXHIBIT 4.46

CONFIDENTIAL

[*] Represents material that has been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

AMENDED AND RESTATED EXCLUSIVE LICENSE AGREEMENT

This Agreement, effective as of April 30, 2013 (the “Commencement Date”), is between the University of Massachusetts (“University”), a not-for-profit, public institution of higher education of the Commonwealth of Massachusetts, established by Chapter 75 of the Massachusetts General Laws, as represented by and solely behalf of its Medical School (Worcester campus), and Agalimmune Ltd (“Company”), a private limited company incorporated in England & Wales (company registration number 08504603) with registered address at  1st Floor Thavies Inn House, 3-4 Holborn Road, London, EC1N 2HA, United Kingdom and main place of business at c/o 2nd Floor, 6 Arlington Street, London SW1A 1RE United Kingdom.

RECITALS

WHEREAS, University owns intellectual property rights which relate to tumor lesion regression and conversion in situ into autologous tumor vaccines by compositions that result in anti-Gal antibody binding, as described in Exhibit A;

WHEREAS, Company is engaged in business relating to the development and commercialization of products that use or incorporate University's intellectual property rights and has the capability of developing commercial applications of the intellectual property;

WHEREAS, Company desires to obtain an exclusive license to University's intellectual property rights, and University is willing to grant an exclusive license to its intellectual property rights under the following conditions so that these intellectual property rights may be developed to their fullest and the benefits enjoyed by the general public; and

WHEREAS, the license that is granted in this Agreement promotes the development of publicly funded intellectual property to practical application for the public good.

THEREFORE, University and Company agree as follows:

1.             Definitions.

1.1          “Affiliate” means an entity that controls, is controlled by, or is under common control with a party to this Agreement.  The term “control” as used in the preceding sentence means possession of the power to direct or call for the direction of the management and policies of an entity, whether through ownership of a majority of the outstanding voting securities, by contract, or otherwise.

1.2          “Change of Control” means the first to occur of any of the following: (i) a sale by Company stockholders of stock collectively constituting fifty percent (50%) or more of the Company’s voting securities pursuant to a merger, reorganization or consolidation in which the stockholders of Company immediately prior to such transaction cease to own collectively fifty percent (50%) or more of the voting securities of a successor entity other than pursuant to a merger, reorganization or consolidation involving an Affiliate; or (ii) the acquisition of fifty percent (50%) or more of the voting securities of Company by a person or entity not an Affiliate of Company.

1.3.          “Confidential Information” means any confidential or proprietary information furnished by one party (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with this Agreement that is specifically designated as confidential, as further described in Section 7.

1.4.          “Field” means the treatment of cancer in humans. Any commercial sale of research reagents covered by the Patent Rights is specifically excluded from the Field.

1.5.          “Licensed Product” means any product that cannot be developed, manufactured, used, or sold without infringing one or more Valid Claims.

1.6.          “Licensed Know-How” means all know-how owned by the Worcester campus of University as of the Commencement Date that: (i) is not generally known, and (ii) is specifically and solely necessary to research, develop, manufacture, use and/or sell the Licensed Products and/or to practice the Patents Rights, including all Regulatory Documentation, and all pre-clinical and clinical data with regard to the Licensed Product.  Examples of the Licensed Know-How include, without limitation, all technical, scientific and other know-how, information and data, trade secrets, knowledge, technology, means, methods, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including pre-clinical and clinical trial results (including Regulatory Documentation), manufacturing procedures, test procedures and purification and isolation techniques, whether or not confidential, proprietary, patented or patentable.

1.7.          “Net Sales” means the gross amount billed or invoiced on sales of Licensed Products by Company and its Affiliates, less the following: (a) customary trade, quantity, or cash discounts to non-affiliated brokers or agents to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery, or use of a Licensed Product which is paid by or on behalf of Company; and (d) outbound transportation costs prepaid or allowed and costs of insurance in transit.

In any transfers of Licensed Products between any of Company and Affiliates and Sublicensees, Net Sales are calculated based on the final sale of the Licensed Product to an independent third party.  If Company or an Affiliate or Sublicensee receives non-monetary consideration for any Licensed Products, Net Sales are calculated based on the fair market value of that consideration.  If Company or its Affiliates or Sublicensees uses or disposes of a Licensed Product in the provision of a commercial service, the Licensed Product is sold and the Net Sales are calculated based on the sales price of the Licensed Product to an independent third party during the same Royalty Period or, in the absence of sales, on the fair market value of the Licensed Product as determined by the parties in good faith.

1.8.          “Patent Rights” means the United States patents and patent applications listed in Exhibit A, patent applications covering invention disclosures listed in Exhibit A, and any divisional, continuation, or continuation-in-part of those patent applications to the extent the claims are directed to subject matter specifically described therein as well as any patents issued on these patent applications and any reissues or reexaminations or extensions of the patents, and any foreign counterparts to any of the foregoing.

1.9.          “Regulatory Approval” means any and all approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations of any Regulatory Authority, necessary for the marketing and sale of a Licensed Product in a country.

1.10.          “Regulatory Authority” means any applicable government entities regulating or otherwise exercising authority with respect to the manufacturing, marketing, sale, reimbursement and/or pricing of the Licensed Products in the Territory, including, without limitation, in the United States, the United States Food and Drug Administration, and in the European Union, the European Medicines Agency, and any successor governmental authority having substantially the same function.

1.11.          “Regulatory Documentation” means all applications, registrations, licenses, authorizations and approvals, all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority), all supporting documents and all clinical studies and tests, relating to any Licensed Product, and all data contained in any of the foregoing, including all advertising and promotion documents, adverse event files and complaint files, but excluding any and all Regulatory Approvals with respect to such Licensed Product.

1.12.          “Royalty Period” means the partial calendar quarter commencing on the date on which the first Licensed Product is sold and every complete or partial calendar quarter thereafter during which either: (a) this Agreement remains in effect; or (b) Company has the right to complete and sell work-in-progress and inventory of Licensed Products pursuant to Section 8.5.

1.13.          “Sublicense Agreement” means any agreement in which Company grants rights to the Patent Rights pursuant to Section 2.2. For the avoidance of doubt, an option agreement to obtain a Sublicense Agreement shall be a Sublicense Agreement for the purpose of this Agreement.

1.14.          “Sublicense Income” [Intentionally Left Blank].

1.15.          “Sublicensee” means any permitted sublicensee or optionee of the rights granted Company under this Agreement, as further described in Section 2.2.

1.16          “Valid Claim” means: (a) a claim of an issued and unexpired patent covering the Patent Rights which has not been permanently revoked or held unenforceable or invalid by an un-appealable or un-appealed decision of a court or government agency of competent jurisdiction or (b) a claim of a pending patent application within the Patent Rights that has not been abandoned or finally disallowed without the possibility of appeal or refiling.

2.             Grant of Rights

2.1.          License Grant.  University hereby grants Company an exclusive, worldwide, royalty bearing license with the right to grant sublicense(s) under its commercial rights in the Patent Rights and the Licensed Know-How to develop, have developed, make, have made, use, have used, import, have imported, sell and have sold Licensed Products in the Field.  University shall retain all other rights under, in and to the Patent Rights and Licensed Know-How.

2.2.          Sublicenses.  Company may grant sublicenses of its rights under Section 2.1. with the consent of University, which consent may not be unreasonably withheld or delayed.  All Sublicense Agreements executed by Company pursuant to this Section 2.2. shall expressly bind the Sublicensee to the relevant terms of this Agreement.  Company shall promptly furnish University with a fully executed copy of any Sublicense Agreement.

2.3.          Retained Rights.

(a)          University.  University retains the right to use the Patent Rights and Licensed Know-How for academic research, teaching, and non-commercial patient care, without payment of compensation to Company.  University may license its retained rights under this Subsection 2.3(a) to research collaborators of University faculty members, post-doctoral fellows, and students.

(b)          Federal Government.  If the federal government has funded any invention claimed in the Patent Rights, this Agreement and the grant of any rights in the Patent Rights are subject to the federal law set forth in 35 U.S.C. §§ 201-211 and the regulations promulgated thereunder, as amended, or any successor statutes or regulations. Company acknowledges that these statutes and regulations reserve to the federal government a royalty-free, non-exclusive, non-transferrable license to practice any government-funded invention claimed in the Patent Rights.  If any term of this Agreement fails to conform to those laws and regulations, the relevant term is invalid, and the parties shall modify the term pursuant to Section 10.11.

3.             Company Obligations Relating to Commercialization.

3.1.          Diligence Requirements. Company shall use diligent efforts or cause its Affiliates and Sublicensees to use diligent efforts to develop Licensed Products and to introduce Licensed Products into the commercial market.  Thereafter, Company or its Affiliates or Sublicensees shall make Licensed Products reasonably available to the public.  Specifically, Company shall fulfill the following obligations:

(a)          Financing of Company.  On or before the first anniversary of the Commencement Date, Company shall demonstrate to the reasonable satisfaction of University that it has access to funds in the amount of at least [*].

(b)          Development of Licensed Products.

(i)          Within [*] days of the Commencement Date, Company shall furnish University with a written business plan under which Company intends as of the Commencement Date to develop Licensed Products.

(ii)          Within [*] days after the start of each calendar year, beginning on January 1, 2014 Company shall furnish University with a written report on progress during the prior year to develop and commercialize Licensed Products, including without limitation research and development, efforts to obtain regulatory approval, marketing, and sales figures.  Company shall also include in the report a discussion of its intended development and commercialization efforts and sales projections for the current year.

(iii)          Within [*] years after the Commencement Date, Company, its Affiliate or Sublicensee shall commence a Phase I clinical trial or its equivalent covering at least one (1) Licensed Product.

(iv)          Within [*] years after the Commencement Date, Company, its Affiliate or Sublicensee shall commence a Phase II clinical trial or its equivalent covering at least one (1) Licensed Product.

(v)          Within [*] years after the Commencement Date, Company, its Affiliate or Sublicensee shall commence a Phase III clinical trial or its equivalent covering at least one (1) Licensed Product.

(vi)          Within [*] years after the Commencement Date, Company, its Affiliate or Sublicensee shall file a New Drug Application (“NDA”) or Biologics License Application (“BLA”) with the FDA covering at least one (1) Licensed Product.

(vii)          Within [*] months after receiving FDA approval of the NDA or BLA for any Licensed Product, Company, its Affiliate or Sublicensee shall market the approved Licensed Product in the United States.

3.2.          If University determines that Company has not fulfilled its obligations under Subsection 3.1(b), University shall furnish Company with written notice of the determination.  Within [*] days after receipt of the notice, Company shall either: (a) fulfill the relevant obligation or (b) negotiate with University a mutually acceptable schedule of revised diligence obligations, failing which University may, immediately upon written notice to Company, terminate this Agreement or convert the exclusive license into a non-exclusive license. University will not unreasonably withhold consent to a reasonable extension of any milestone obligation if Company can demonstrate that it has diligently sought to achieve such obligation but has been unable to do so due to unforeseeable circumstances.

3.3.          Indemnification.

(a)          Indemnity.  Company shall indemnify, defend, and hold harmless University and its trustees, officers, faculty, students, employees, and agents and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the Indemnitees in connection with any third party claims, suits, actions, demands or judgments arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether the action has any factual basis) concerning any product, process, or service that is made, used, or sold pursuant to any right or license granted under this Agreement.  However, indemnification does not apply to any liability, damage, loss, or expense to the extent directly attributable to: (i) the gross negligence or intentional misconduct of the Indemnitees or (ii) the settlement of a claim, suit, action, or demand by Indemnitees without the prior written approval of Company.

(b)          Procedures.  The Indemnitees agree to provide Company with prompt written notice of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement.  Company agrees, at its own expense, to provide attorneys reasonably acceptable to University to defend against any claim.  The Indemnitees shall cooperate fully with Company in the defense and will permit Company to conduct and control the defense and the disposition of the claim, suit, or action (including all decisions relative to litigation, appeal, and settlement).  However, any Indemnitee may retain its own counsel, at the expense of Company, if representation of the Indemnitee by the counsel retained by Company would be inappropriate because of actual or potential conflicts in the interests of the Indemnitee and any other party represented by that counsel.  Company agrees to keep University informed of the progress in the defense and disposition of the claim and to consult with University regarding any proposed settlement.

(c)          Insurance.  Commencing on the Commencement Date, Company shall maintain insurance that is reasonably sufficient to fulfill its obligations under this Agreement, including without limitation workers’ compensation insurance with statutory limits as required by law; commercial general liability insurance with coverage of not less than [*] for any single occurrence and [*] in the aggregate.  Upon commencing testing or sales, Company shall maintain product liability insurance that is reasonably sufficient to fulfill its obligations under this Agreement, but not less than one million dollars [*] for any single occurrence and [*] in the aggregate.  In connection with the conduct of any clinical testing, Company shall maintain professional liability insurance (errors and omissions) that is reasonably sufficient to fulfill its obligations under this Agreement, but not less than [*] for any single occurrence and [*] in the aggregate.  Upon commencement of coverage (as required above) and thereafter annually upon renewal, Company shall provide University with written evidence of insurance.  Such insurance shall list University as a named insured and additional insured.  All policies shall be endorsed to indicate that they provide primary coverage without right of contribution by any insurance carrier or self-insured by University. A waiver of subrogation in favor of the Indemnitees shall also be endorsed to the policies.  If such coverage is not written on an “occurrence” basis (i.e., it is written on a “claims made” basis), Company shall maintain such insurance coverage during the term of this Agreement and for [*] years thereafter. For purposes of this Subsection 3.3(c), references to “Company” shall include any Affiliate of Company to which Company grants a sublicense hereunder or to which it otherwise delegates any of Company’s obligations hereunder, and Company shall ensure that the foregoing insurance obligations shall apply to any such Affiliate.

3.4.          Use of University Name.  In accordance with Section 7.2., Company and its Affiliates and Sublicensees may not use the name “University of Massachusetts” or any variation of that name in connection with the marketing or sale of any Licensed Products.

3.5.          Marking of Licensed Products.  To the extent commercially feasible and consistent with prevailing business practices, Company shall mark and shall cause its Affiliates and Sublicensees to mark all Licensed Products that are manufactured or sold under this Agreement with the number of each issued patent under the Patent Rights that applies to a Licensed Product.

3.6.          Compliance with Law.  Company shall comply with, and shall ensure that its Affiliates and Sublicensees comply with, all local, state, federal, and international laws and regulations relating to the development, manufacture, use, and sale of Licensed Products.  Company expressly agrees to comply with the following:

(a)          Company or its Affiliates or Sublicensees shall obtain all necessary approvals from the United States Food & Drug Administration and any similar foreign governmental authorities in countries or regions in which Company or Affiliate or Sublicensee intends to make, use, or sell Licensed Products.

(b)          Company and its Affiliates and Sublicensees shall comply with all United States laws and regulations controlling the export of commodities and technical data, including without limitation all Export Administration Regulations of the United States Department of Commerce.  Among other things, these laws and regulations prohibit or require a license for the export of certain types of commodities and technical data to specified countries and foreign nationals.  Company hereby gives written assurance that it will comply with and will cause its Affiliates and Sublicensees to comply with all United States export control laws and regulations, that it bears sole responsibility for any violation of those laws and regulations by itself or its Affiliates or Sublicensees, and that it will indemnify, defend, and hold University harmless (in accordance with Section 3.3.) for the consequences of any violation.

(c)          If any invention claimed in the Patent Rights has been funded by the United States government, and only to the extent required by applicable laws and regulations, Company agrees that any Licensed Products used or sold in the United States will be manufactured substantially in the United States or its territories. Current law provides that if domestic manufacture is not commercially feasible under the circumstances, University may seek a waiver of this requirement from the relevant federal agency on behalf of Company, and University agrees to seek such a waiver upon reasonable request of Company.

4.             Consideration for Grant of Rights.

4.1.          License Fee.  In partial consideration of the rights granted Company under this Agreement, Company shall pay to University a license fee of [*] Dollars [*] with an initial payment of [*] Dollars [*] due on the Commencement Date and the remaining [*] Dollars [*] due within [*] days of the date Company enters into a Sublicense Agreement granting rights to develop or commercialize a Licensed Product(s) or is merged with or acquired by a third party, other than a Sublicense Agreement with an Affiliate where the sublicense is for the purpose of a research and/or development program.  These license fee payments are nonrefundable and are not creditable against any other payments due to University under this Agreement.

4.2.          Equity.

(a)          Promptly after signature of a definitive agreement which would, if put into effect, result in a first Change of Control event, and in any event prior to completion of the Change of Control event, Company shall allot to University such number of ordinary shares of [*] each in the capital of Company (the “University Shares”) as will result in the University Shares constituting [*] of CSFM where:

CSFM = the Company’s issued share capital immediately prior to completion of the Change of Control event, and for the avoidance of doubt assuming full dilution by all shares: (i) granted or committed prior to completion of the Change of Control event under Company employee share option schemes; and (ii) issued or committed prior to completion of the Change of Control event to Company members under a debt-for-equity conversion; but disregarding any issue or proposed issue of Company shares to a third party purchaser(s) or investor(s) pursuant to the Change of Control event.

By way of example, if the issued Company share capital is [*] shares, with [*] shares granted or committed under Company employee share option schemes and [*] shares allotted or to be allotted upon conversion of shareholder indebtedness prior to completion of the Change of Control event, then:

CSFM = [*] + [*] + [*] = [*]

And University would be allotted [*] University Shares out of a resultant total Company share capital of [*] shares immediately prior to completion of the Change of Control event. If no shareholder indebtedness is to be converted, then:

CSFM = [*] + [*] = [*] immediately prior to completion of the Change of Control event and University would be allotted [*] University Shares in satisfaction of its [*] allotment right.

Company shall use commercially reasonable efforts to issue and register the University Shares as soon as possible, subject to customary terms in connection with the registration.

(b)          Company represents that as at the date of the allotment of the University Shares: (i) Company is a private limited company duly organized and validly existing under the laws of England and Wales; (ii) Company has full power and authority and has obtained all necessary authorities and consents to perform its obligations with regard to the issue and allotment of the University Shares; and (iii) Company has only one class of shares, and the University Shares will rank pari passu with all other ordinary shares in issue.

COMPANY MAKES NO OTHER WARRANTIES CONCERNING COMPANY OR THE SHARES ISSUED OR TO BE ISSUED TO UNIVERSITY PURSUANT TO SUBSECTION 4.2(a).  Specifically, University acknowledges that Company has no commercial products but is engaged in experimental medical research which carries a high element of uncertainty and risk and results cannot be guaranteed, and accordingly none of Company nor any of its officers, shareholders, related bodies corporate, partners, affiliates, employees, representatives and advisers makes any warranty or representation regarding the value, performance or profitability of Company or any business activities conducted by Company now or in the future.

(b)          University agrees in connection with:

(i)          the issuance of the University Shares, to become a party to other agreements of Company to the same extent as holders of more than [*] of the ordinary shares of Company (such as, voting agreement and stock restriction agreement); and

(ii)          the Change of Control event, to enter into those agreements and documents of transfer reasonably required for a sale and purchase of University Shares in order to implement and complete the Change of Control event, subject always to (A) the sale of shares by all Company shareholders (including University) to be pro rata; and (B) the value of the consideration (in cash or otherwise) per University Share to be at least equal to the highest per share offered or paid (in cash or otherwise) for the other Company shares sold,

And always subject in each case to any limitations relating to University's status as an agency of the Commonwealth of Massachusetts, e.g. prohibition on indemnification.

4.3.          License Maintenance Fee.  Within [*] days of the beginning of each calendar year during the term of this Agreement, commencing on January 1, 2014, Company shall pay to University a license maintenance fee according to the schedule and amounts set forth below:

a) 2014	[*]
b) 2015	[*]
c) 2016, and each calendar year thereafter:	[*]

This annual license maintenance fee is nonrefundable and is not creditable against any other payments due to University under this Agreement; provided, however, that in any year in which a minimum annual royalty is due, the License Maintenance Fee payable in the same year will be creditable towards the minimum annual royalty payment in that same year.

4.4.          Milestone Payments.  Company shall pay University the following milestone payments within [*] days after the occurrence of each of the following events:

Event	Payment
a) Initiation of first Phase II Clinical Trial of a Licensed Product or [*] years after the Commencement Date	$[*]
b) Initiation of first Phase III Clinical Trial of a Licensed Product or [*] years after the Commencement Date	$[*]
c) Filing of the first NDA (or BLA) for a Licensed Product or [*] years after the Commencement Date	$[*]
d) Approval of first Licensed Product for first indication in the United States	$[*]

The above milestone payments may be deferred at the option of Company but in any event shall become due and payable when Company enters into a Sublicense Agreement or is merged with or acquired by a third party.  If a milestone payment is made under this Section 4.4. based on the passage of time rather than on the achievement of a particular milestone event, that milestone payment is not due with respect to the later achievement of that milestone event.  These milestone payments are nonrefundable and are not creditable against any other payments due to University under this Agreement.  For the first Licensed Product, Company shall make all milestone payments, even if an earlier milestone event has not occurred.  For example, if Company proceeds from Phase I clinical trial directly to Phase III, the milestone payments for both Phase II and III are due upon achievement of the Phase III milestone event.  Also, as further example, if Company uses a Phase II clinical trial as a registration trial and proceeds directly to NDA submission without performing a Phase III trial, then upon filing of the NDA, both the Phase III and NDA milestone payments are due.

4.5.          Royalties.  Company shall pay to University a royalty of [*] percent [*] of Net Sales. No multiple royalties shall be payable because any Licensed Product is covered by more than one of the Patent Rights.

4.6.          Minimum Annual Royalty.  Within [*] days after the beginning of each calendar year during the Royalty Period, Company shall pay to University a minimum royalty according to the following schedule:

a) Royalty Period Years 1 & 2:	$[*]
b) Royalty Period Years 3 & 4:	$[*]
c) Royalty Period Year 5:	$[*]
d) Royalty Period Year 6 and after:	$[*]

Company may credit the minimum royalty paid under this Section 4.6. against actual royalties due and payable for the same calendar year.  Waiver of any minimum royalty payment by University is not a waiver of any subsequent minimum royalty payment.  If Company fails to make any minimum royalty payment within the [*] period following receipt of notice from University pursuant to Section 8.3., that failure is a material breach of its obligations under this Agreement, and University may terminate this Agreement in accordance with Section 8.3.

4.7.          Sublicense or Option Income. [Intentionally Left Blank].

4.8.          Third-Party Royalties.  As long as Company remains the exclusive licensee of the Patent Rights in any portion of the Field, if Company is legally required to make royalty payments to one or more third parties in order to practice the Patent Rights granted under this Agreement in the portion of the Field for which the license is exclusive, Company may offset up to [*] of third-party payments against royalty payments that are due to University in the same Royalty Period.  However, the royalty payments under Section 4.5. may never be less than [*] of Net Sales in any Royalty Period.

4.9.          Acquisition Fee.  Company shall within [*] days of completion of the first to occur of: (a) a Change of Control event; and (b) the assignment of this Agreement pursuant to Section 10.7 other than to an Affiliate pursuant to a merger, reorganization or consolidation of Company, pay to University a one-time lump sum payment equivalent to [*] of (as applicable) the aggregate upfront cash consideration paid by the purchaser upon the Change of Control event, or the Agreement assignment proceeds received by Company, in each case the cash consideration or proceeds to be net of standard transaction costs to be mutually agreed by the parties.

4.10          Buy Out.  Upon the assignment of this Agreement by Company pursuant to Section 10.7, or the first Change of Control event, University shall give reasonable consideration to any proposal by Company (or its assignee or successor) for a one-time lump sum payment in full consideration of all future payment obligations to University under this Agreement, including, without limitation, royalties, milestone payments and license maintenance fees; provided, however that University shall have the right in its sole discretion to reject any and all proposals for any reason whatsoever or for no reason at all.

5.             Royalty Reports; Payments; Records.

5.1.          First Sale. Company shall report to University the date of first commercial sale of each Licensed Product within [*] days after occurrence in each country.

5.2.          Reports and Payments.

(a)          Within [*] days after the conclusion of each Royalty Period, Company shall deliver to University a report containing the following information:

(i)          the number of Licensed Products sold to independent third parties in each country;

(ii)          the gross sales price for each Licensed Product by Company, its Affiliates and Sublicensees during the applicable Royalty Period in each country;

(iii)          calculation of Net Sales for the applicable Royalty Period in each country, including a listing of applicable deductions; and

(iv)          total royalties payable on Net Sales in United States dollars, together with the exchange rates used for conversion.

(b)          Concurrent with this report, Company shall remit to University any payment due for the applicable Royalty Period.  If no royalties are due to University for any Royalty Period, the report shall so state.

5.3.          Payments in United States Dollars.  Company shall make all payments in United States dollars. Company shall convert foreign currency to United States dollars at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the calendar quarter preceding the applicable Royalty Period.  Company may not deduct exchange, collection, or other charges.

5.4.          Payments in Other Currencies.  If by law, regulation, or fiscal policy of a particular country, conversion into United States dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, Company shall give University prompt written notice of the restriction within the [*] payment deadline described in Section 5.2.  Company shall pay any amounts due University through whatever lawful methods University reasonably designates.  However, if University fails to designate a payment method within [*] days after University is notified of the restriction, Company may deposit payment in local currency to the credit of University in a recognized banking institution selected by Company and identified by written notice to University, and that deposit fulfills all obligations of Company to University with respect to that payment.

5.5.          Records.  Company shall maintain and shall cause its Affiliates and Sublicensees to maintain complete and accurate records of Licensed Products that are made, used, or sold under this Agreement and any amounts payable to University in relation to Licensed Products with sufficient information to permit University to confirm the accuracy of any reports delivered to University under Section 5.2.  The relevant party shall retain records relating to a given Royalty Period for at least [*] years after the conclusion of that Royalty Period, during which time University may, at its expense, cause its internal accountants or an independent, certified public accountant to inspect records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement.  The accountant may not disclose to University any information other than information relating to accuracy of reports and payments delivered under this Agreement.  The parties shall reconcile any underpayment or overpayment within [*] days after the accountant delivers the results of the audit.  If any audit performed under this Section 5.5 reveals an underpayment in excess of [*] in any Royalty Period, Company shall bear the full cost of the audit.  University may exercise its rights under this Section 5.5. only [*] every year and only with reasonable prior notice to Company.

5.6.          Late Payments.  Any payments by Company that are not paid on or before the date payments are due under this Agreement bear interest at [*] per month, calculated on the number of days that payment is delinquent.

5.7.          Method of Payment.  All payments under this Agreement should be made to the “University of Massachusetts” and sent to the address identified below.  Each payment should reference this Agreement and identify the obligation under this Agreement that the payment satisfies.

5.8.          Withholding and Similar Taxes.  Royalty payments and other payments due to University under this Agreement may not be reduced by reason of any withholding or similar taxes applicable to payments to University.  Therefore all amounts owed to University under this Agreement are net amounts and shall be grossed-up to account for any withholding taxes, value-added taxes or other taxes, levies or charges.

6.             Patents and Infringement.

6.1.          Responsibility for Patent Rights.

(a)          University has primary responsibility at the expense of Company for the preparation, filing, prosecution, and maintenance of all Patent Rights, using patent counsel reasonably acceptable to Company.  University shall consult with Company as to the preparation, filing, prosecution, and maintenance of all Patent Rights reasonably prior to any deadline or action with the United States Patent & Trademark Office or any foreign patent office and shall furnish Company with copies of relevant documents reasonably in advance of consultation.  University shall consider in good faith any comments of Company on any patent filings for the Patent Rights.

(b)          If University desires to abandon any patent or patent application within the Patent Rights, University shall provide Company with reasonable prior notice of the intended abandonment, and Company may, at its expense, prepare, file, prosecute, and maintain the relevant Patent Rights.

6.2.          Cooperation.  Each party shall provide reasonable cooperation in the preparation, filing, prosecution, and maintenance of all Patent Rights.  Cooperation includes, without limitation, promptly informing the other party of matters that may affect the preparation, filing, prosecution, or maintenance of Patent Rights (such as, becoming aware of an additional inventor who is not listed as an inventor in a patent application).

6.3.          Payment of Expenses.

(a)          Within [*] days after University invoices Company, Company shall reimburse University for all previously unreimbursed expenses incurred as of the Commencement Date in connection with obtaining the Patent Rights,

(b)          Within [*] days after University invoices Company, Company shall reimburse University for all patent-related expenses that have not been paid under Subsection 6.3(a) and that are incurred by University pursuant to Section 6.1.  Company may elect, upon [*] days’ written notice to University, to cease payment of the expenses associated with obtaining or maintaining patent protection for one or more Patent Rights in one or more countries.  If Company elects to cease payment of any patent expenses, Company loses all rights under this Agreement with respect to the particular Patent Rights in those one or more countries.

6.4.          Infringement.

(a)          Notification of Infringement.  Each party agrees to provide written notice to the other party promptly after becoming aware of any infringement of the Patent Rights.

(b)          Company Right to Prosecute.  As long as Company remains the exclusive licensee of the Patent Rights in the Field, Company may, under its own control and at its own expense, prosecute any third party infringement of the Patent Rights in the Field or, together with licensees of the Patent Rights in other fields (if any), defend the Patent Rights in any declaratory judgment action brought by a third party which alleges invalidity, unenforceability, or infringement of the Patent Rights.  Prior to commencing any action, Company shall consult with University and shall consider the views of University regarding the advisability of the proposed action and its effect on the public interest.  Company may not enter into any settlement, consent judgment, or other voluntary final disposition of any infringement action under this Subsection 6.4(b) without the prior written consent of University, which consent may not be unreasonably withheld or delayed. Any recovery obtained in an action under this Subsection 6.4(b) shall be distributed as follows: [*]

(c)          University as Indispensable Party.  University shall permit any action under Subsection 6.4(b) to be brought in its name if required by law, provided that Company shall hold University harmless from, and if necessary indemnify University against, any costs, expenses, or liability that University may incur in connection with the action.

(d)          University Right to Prosecute.  If Company fails to initiate an infringement action within a reasonable time after it first becomes aware of the basis for the action, or to answer a declaratory judgment action within a reasonable time after the action is filed, University may prosecute the infringement or answer the declaratory judgment action under its sole control and at its sole expense, and any recovery obtained shall be given to University.  If University takes action under this Subsection 6.4(d), University shall keep Company reasonably informed of material actions taken by University pursuant to the infringement or declaratory action.

(e)          Cooperation.  Both parties shall cooperate fully in any action under this Section 6.4. which is controlled by the other party, provided that the controlling party reimburses the cooperating party promptly for any reasonable costs and expenses incurred by the cooperating party in connection with providing assistance.

7.             Confidential Information; Publications; Publicity.

7.1.          Confidential Information.

(a)          Designation.  The Disclosing Party shall mark Confidential Information that is disclosed in writing with a legend indicating its confidential status (such as, “Confidential” or “Proprietary”).  The Disclosing party shall document Confidential Information that is disclosed orally or visually in a written notice and deliver the notice to the Receiving Party within [*] days of the date of disclosure.  The notice shall summarize the Confidential Information that was disclosed and reference the time and place of disclosure.

(b)          Obligations.  For [*] years after disclosure of any portion of Confidential Information, the Receiving Party shall: (i) maintain Confidential Information in confidence, except that the Receiving Party may disclose or permit the disclosure of any Confidential Information to its trustees or directors, officers, employees, consultants, and advisors, and those of its Affiliates and Sublicensees who are obligated to maintain the confidential nature of Confidential Information and who need to know Confidential Information for the purposes of this Agreement; (ii) use Confidential Information solely for the purposes of this Agreement; and (iii) allow its trustees or directors, officers, employees, consultants, and advisors to reproduce the Confidential Information only to the extent necessary for the purposes of this Agreement, with all reproductions being Confidential Information. The rights of use and reproduction under (ii) and (iii) above shall extend to Company’s Affiliates with a need for such use and reproduction as well as to Sublicensees.

(c)          Exceptions.  The obligations of the Receiving Party under Subsection 7.1(b) do not apply to the extent that the Receiving Party can demonstrate that Confidential Information: (i) was in the public domain prior to the time of its disclosure under this Agreement; (ii) entered the public domain after the time of its disclosure under this Agreement through means other than an unauthorized disclosure resulting from an act or omission by the Receiving Party; (iii) was already known or independently developed or discovered by the Receiving Party without use of the Confidential Information; (iv) is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation of confidentiality with respect to the Confidential Information; or (v) is required to be disclosed to comply with applicable laws or regulations or with a court or administrative order, provided that the Disclosing Party receives reasonable prior written notice of the disclosure.

(d)          Ownership and Return. The Receiving Party acknowledges that the Disclosing Party (or a third party entrusting its own information to the Disclosing Party) owns the Confidential Information in the possession of the Receiving Party.  Upon expiration or termination of this Agreement, or at the request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party all originals, copies, and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party, except that the Receiving Party may retain one copy of the Confidential Information in the possession of its legal counsel solely for the purpose of monitoring its obligations under this Agreement.

7.2.          Publicity Restrictions.  Company may not use the name of University or any of its trustees, officers, faculty, students, employees, or agents, or any adaptation of their names, or any terms of this Agreement in any promotional material or other public announcement or disclosure without the prior written consent of University.  The foregoing notwithstanding, Company may disclose that information without the consent of University in any prospectus, offering memorandum, or other document or filing required by applicable securities laws or other applicable law or regulation, provided that Company provides University at least [*] days (or a shorter period in order to enable Company to make a timely announcement to fulfill applicable securities laws or other applicable law or regulation, while affording University the maximum feasible time to review the announcement) prior written notice of the proposed text for the purpose of giving University the opportunity to comment on the text.

8.             Term and Termination.

8.1.          Term.  This Agreement commences on the Commencement Date and remains in effect until the later of: (i) the expiration or abandonment of all Valid Claims in the Patent Rights or (ii) [*] years from the start of the Royalty Period, unless earlier terminated in accordance with the provisions of this Agreement.

8.2.          Voluntary Termination by Company.  Company may terminate this Agreement for any reason upon [*] days’ prior written notice to University.

8.3.          Termination for Default.  If either party commits a material breach of its obligations under this Agreement other than a failure by Company to pay any amount due to University under this Agreement, and fails to cure that breach within [*] days after receiving written notice of the breach, the other party may terminate this Agreement immediately upon written notice to the party in breach.  Neither party will unreasonably withhold consent to a reasonable extension of time to cure any such breach in the event that the breaching party can demonstrate that it has diligently sought to cure such breach within such period, but that Section 8.4. applies.

If the alleged breach consists of nonpayment of any uncontested amounts due University under this Agreement, and Company fails to cure that breach within [*] days after receiving notice of the breach, University may terminate this Agreement immediately upon written notice to Company.

8.4.          Force Majeure. Neither party is responsible for delays resulting from causes beyond its reasonable control, including without limitation fire, explosion, flood, war, strike, act of terrorism or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove those causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever the causes are removed.

8.5.          General Effect of Termination. The following provisions survive the expiration or termination of this Agreement: Sections 1 (Definitions) and 9 (Dispute Resolution); Sections 3.3. (Indemnification), 3.4. (Use of University Name), 3.6. (Compliance with Law), 5.2. (obligation to provide final report and payment), 5.3. (Payments in United States Dollars), 5.4. (Payments in Other Currencies), 5.5. (Records), 5.6. (Late Payments), 5.7. (Method of Payment), 5.8. (Withholding and Similar Taxes), 6.4. (Infringement), 7.1. (Confidential Information), 7.2. (Publicity Restrictions), 8.5. (Effect of Termination), 10.9. (Governing Law), and 10.10 (Notices).  Upon the early termination of this Agreement, Company and its Affiliates and Sublicensees may complete and sell any work-in-progress and inventory of Licensed Products that exist as of the effective date of termination, provided that: (a) Company is current in payment of all amounts due University under this Agreement, (b) Company pays University the applicable royalty on sales of Licensed Products in accordance with the terms of this Agreement, and (c) Company and its Affiliates and Sublicensees complete and sell all work-in-progress and inventory of Licensed Products within [*] months after the effective date of termination.  Upon the expiration or termination of this Agreement, University may enter into a license agreement directly with each Sublicensee on terms that are reasonably negotiated directly with each Sublicensee.

9.             Dispute Resolution.

9.1.          Procedures Mandatory.  The parties shall resolve any dispute arising out of or relating to this Agreement solely by means of the procedures set forth in this Section.  These procedures constitute legally binding obligations that are an essential provision of this Agreement.  If either party fails to observe the procedures of this Section, as modified by their written agreement, the other party may bring an action for specific performance in any court of competent jurisdiction.

9.2.          Dispute Resolution Procedures.

(a)          Negotiation.  In the event of any dispute arising out of or relating to this Agreement, the affected party shall notify the other party, and the parties shall attempt in good faith to resolve the matter within [*] days after the date of notice (the “Notice Date”).  Any disputes not resolved by good faith discussions shall be referred to senior executives of each party, who shall meet at a mutually acceptable time and location within [*] days after the Notice Date and attempt to negotiate a settlement.

(b)          Mediation.  If the matter remains unresolved within [*] days after the Notice Date, or if the senior executives fail to meet within [*] days after the Notice Date, either party may initiate mediation upon written notice to the other party, and both parties shall engage in a mediation proceeding under the then current CPR Institute for Dispute Resolution (“CPR”) Model Procedure for Mediation of Business Disputes.  Specific provisions of this Subsection 9.2(b) override inconsistent provisions of the CPR Model Procedure.  The parties shall select the mediator from the CPR Panels of Neutrals.  If the parties cannot agree upon the selection of a mediator within [*] days after the Notice Date, then upon the request of either party, the CPR shall appoint the mediator.  The parties shall attempt to resolve the dispute through mediation until one of the following occurs: (i) the parties reach a written settlement; (ii) the mediator notifies the parties in writing that they have reached an impasse; (iii) the parties agree in writing that they have reached an impasse; or (iv) the parties have not reached a settlement within [*] days after the Notice Date.

(c)          Trial Without Jury.   If the parties fail to resolve the dispute through mediation, or if neither party elects to initiate mediation, each party may pursue any other remedies legally available to resolve the dispute.  However, the parties expressly waive the right to a jury trial in the legal proceeding under this Subsection 9.2(c).

9.3.          Preservation of Rights Pending Resolution.

(a)          Performance to Continue.  Each party shall continue to perform its obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement.  However, a party may suspend performance of its obligations during any period in which the other party fails or refuses to perform its obligations.

(b)          Provisional Remedies.  Although the procedures specified in this Section are the exclusive procedures for resolution of disputes arising out of or relating to this Agreement, either party may seek a preliminary injunction or other provisional equitable relief if, in its reasonable judgment, that action is necessary to avoid irreparable harm to itself or to preserve its rights under this Agreement.

(c)          Statute of Limitations.  The parties agree that all applicable statutes of limitation and time-based defenses (such as, estoppel and laches) are tolled while the procedures set forth in Subsections 9.2.(a) and 9.2(b) are pending.  The parties shall take any actions necessary to effectuate this result.

10.          Miscellaneous.

10.1.          Representations and Warranties.  University represents that its employees have assigned to University their entire right, title, and interest in the Patent Rights, that it has elected to retain title to all inventions constituting the Patent Rights that were funded by the federal government, and that it has authority to grant the rights and licenses set forth in this Agreement, and that it has not granted any rights in the Patent Rights to any third party that is inconsistent with the grant of rights in this Agreement.  UNIVERSITY MAKES NO OTHER WARRANTIES CONCERNING THE PATENT RIGHTS, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  Specifically, University makes no warranty or representation: (a) regarding the validity or scope of the Patent Rights, (b) that the exploitation of the Patent Rights or any Licensed Product will not infringe any patents or other intellectual property rights of a third party, and (c) that any third party is not currently infringing or will not infringe the Patent Rights.

10.2.          Compliance with Law and Policies.  Company agrees to comply with applicable law and the published policies of University in the area of technology transfer communicated to it and shall promptly notify University of any violation that Company knows or has reason to believe has occurred or is likely to occur.  The University policies currently in effect at the Worcester campus are the Intellectual Property Policy, Policy on Conflicts of Interest Relating to Intellectual Property and Commercial Ventures, and Policy on Faculty Consulting and Outside Activities.

10.3.          Tax-Exempt Status.  Company acknowledges that University, as a public institution of the Commonwealth of Massachusetts, is an exempt organization under the United States Internal Revenue Code of 1986, as amended.  Company also acknowledges that certain facilities in which the licensed inventions were developed may have been financed through offerings of tax-exempt bonds.  If the Internal Revenue Service determines, or if counsel to University reasonably determines, that any term of this Agreement jeopardizes the tax-exempt status of University or the bonds used to finance University facilities, the relevant term is invalid and shall be modified in accordance with Section 10.11.

10.4.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which is an original, and all of which together are one instrument.

10.5.          Headings.  All headings are for convenience only and do not affect the meaning of any provision of this Agreement.

10.6.          Binding Effect.  This Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns.

10.7.          Assignment.  This Agreement may not be assigned by either party without the prior written consent of the other party, which consent may not be unreasonably withheld or delayed.  Notwithstanding the foregoing, this Agreement may be assigned by either party in connection with a merger, consolidation, sale of all of the equity interests of the party, or a sale of all or substantially all of the assets of the party to which this Agreement relates.

10.8.          Amendment and Waiver.  The parties may only amend, supplement, or otherwise modify this Agreement through a written instrument signed by both parties. The waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

10.9.          Governing Law.  This Agreement is governed by and construed in accordance with the laws of the Commonwealth of Massachusetts irrespective of any conflicts of law principles.  The parties may only bring legal action that arises out of or in connection with this Agreement in the Massachusetts Superior Court in Suffolk County.

10.10.          Notice.  Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent by recognized national overnight courier, or registered or certified mail, postage prepaid, return receipt requested, to the following addresses:

If to University: Office of Technology Management University of Massachusetts 222 Maple Ave., Higgins Bldg Shrewsbury, MA 01545 United State of America Attention: Executive Director	If to Company: Agalimmune Ltd c/o Wilson Wright LLP 1st Floor Thavies Inn House 3-4 Holborn Road, London United Kingdom EC1N 2HA Attention: CEO/Directors

All notices under this Agreement are effective upon receipt. A party may change its contact information immediately upon written notice to the other party in the manner provided in this Section 10.10.

10.11.          Severability.  If any provision of this Agreement is held invalid or unenforceable for any reason, the invalidity or unenforceability does not affect any other provision of this Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent.  If the parties fail to reach a modified agreement within [*] days after the relevant provision is held invalid or unenforceable, then the dispute shall be resolved in accordance with the procedures set forth in Section 9.  While the dispute is pending resolution, this Agreement shall be construed as if the provision were deleted by agreement of the parties.

10.12.          Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

The parties have caused this Agreement to be executed by their duly authorized representatives as of the Commencement Date.

UNIVERSITY OF MASSACHUSETTS By: [JAMES P. MCNAMARA, PH.D.] Name: James P. McNamara, Ph.D., Title: Executive Director, Office of Technology Management Date: _____________________	AGALIMMUNE LTD By: [DAMIAN MARRON] Name: Damian Marron Title: CEO Date: ____________________

EXHIBIT A

Patent Rights

1)	Tumor Lesion Regression And Conversion In Situ Into Autologous Tumor Vaccines by Compositions that Result in Anti-Gal Antibody Binding

Inventor: [*]

UMass Docket #	Country (Application Type)	Application # (Patent Number)	Filing Date	Publication Number (Date)
[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]

2)	Single-Stage Neoadjuvant Autologous Immunotherapy, Using Intratumoral Injection of Compounds Recruiting Pre-Existing Antibodies

Inventor: [*]

UMass Docket #	Country (Application Type)	Application No.	Filing Date	Publication Number(Date)
[*]	[*]	[*]	[*]	[*]